

December 27, 2012

By U.S. Mail and facsimile 212-779-9928

Vincent J. McGill
Eaton & Van Winkle LLP
3 Park Avenue, 16th Floor
New York, NY 10016

Re   Air Industries Group, Inc. ("the company")
         File No: 000-29245

Dear Mr. McGill:

In your letter dated December 19, 2012, you requested on behalf of the company that the staff waive the scope limitation in the audit and review reports on the S-X 3-05 financial statements of Nassau Tool Works, Inc. ("Nassau") included in the company's Form 10 registration statement.

The staff is unable to grant your request. The financial statements of Nassau should be revised so that the auditor is able to issue audit and review reports on those financial statements without a scope limitation. Please see Financial Reporting Codification Section 607.01.b , which states that an opinion which limits the scope of an audit is not acceptable as it does not meet the requirements of S-X Rule 2-02.

The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant